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SEC Mail Processing Section

FEB 27 2009

Washington, DC 110

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67585

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TWG Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 West Jackson Boulevard, 11th Floor
(No. and Street)

Chicago	IL	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald M Spitzer (312) 356-2380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

233 South Wacker Drive, Sears Tower	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald M Spitzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TWG Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC OFFICIAL SEAL STATE OF ILLINOIS
CYNTHIA A SCHREY
MY COMMISSION EXPIRES
MAY 24, 2012

Signature

FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TWG Securities, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2008

Contents

Report of Independent Registered Public Accounting Firm

The Stockholders
TWG Securities, Inc.

We have audited the accompanying statement of financial condition of TWG Securities, Inc. (the Company) as of December 31, 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TWG Securities, Inc. at December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Chicago, Illinois
February 25, 2009

TWG Securities, Inc.

Statement of Financial Condition

December 31, 2008

Assets	
Cash and cash equivalents	$ 71,918
Prepaid fee	688
Accrued interest	117
Total assets	$ 72,723
Liabilities and stockholders' equity	
Liabilities:	
Audit fees	$ 20,000
Deferred rent	1,906
Income taxes payable	1,816
Total liabilities	23,722
Stockholders' equity:	
Common stock, par value $.01 per share, 1,000 shares authorized, 100 shares issued and outstanding	1
Additional paid-in capital	5,099
Retained earnings	43,901
Total stockholders' equity	49,001
Total liabilities and stockholders' equity	$ 72,723

See accompanying notes.

TWG Securities, Inc.

Statement of Income

Year Ended December 31, 2008

Revenues	
Consulting fees	$ 130,000
Investment income	980
Total revenues	130,980
Expenses	
Salaries	17,640
Licensing and registration	20,491
Audit fees	20,000
Rent	34,306
Legal fees	1,033
General and administrative	868
Total expenses	94,338
Income before income taxes	36,642
Income tax expense	7,772
Net income	$ 28,870

See accompanying notes.

TWG Securities, Inc.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance at January 1, 2008	$ 1	$ 5,099	$ 15,031	$ 20,131
Net income	–	–	28,870	28,870
Balance at December 31, 2008	$ 1	$ 5,099	$ 43,901	$ 49,001

See accompanying notes.

TWG Securities, Inc.

Statement of Cash Flows

Year Ended December 31, 2008

Operating activities	
Net income	$ 28,870
Adjustments to reconcile net income to net cash provided by operations:	
Changes in operating assets and liabilities:	
Prepaid fee	4,982
Accrued interest	4
Audit fee	10,000
Deferred rent	1,906
Income taxes payable	7,772
Salaries payable to The Warranty Group, Inc.	(5,880)
Net cash provided by operating activities	47,654
Net increase in cash	47,654
Cash and cash equivalents at beginning of year	24,264
Cash and cash equivalents at end of year	$ 71,918

See accompanying notes.

1. Organization and Operations

TWG Securities, Inc. (the Company), a Delaware corporation, is a registered broker-dealer with the Securities and Exchange Commission (SEC) and in all 50 states' securities commissions and is a member of the Financial Industry Regulatory Authority Inc. (FINRA). The Company was incorporated on February 27, 2007, and became licensed with FINRA on September 11, 2007. The Company is jointly owned by Stephen W. Barrett (33.34%), Donald M. Spitzer (33.33%), and Kevin P. Diamond (33.33%).

The Company serves as a brokerage agent for The Warranty Group, Inc. (TWG) and various other captive reinsurance companies in the sale of securities of such entities to a limited number of investors in offerings exempt from the registration requirements of the Securities Act of 1933. These are the sole activities of the Company.

Neither securities nor customer funds are received or held by the Company. In the majority of instances, the Company offers securities only to "accredited investors" as that term is defined under Rule 501(a) of Regulation D promulgated by the SEC under the Securities Act of 1933. The Company does not conduct any general solicitations or conduct any advertising, cold calling, or mass mailings.

During the year ended December 31, 2008, the Company conducted 54 securities transactions.

2. Significant Accounting Policies

Revenue Recognition

Consulting fees from securities offerings and related advisory fees are recorded as earned when received. All consulting fees are received from TWG pursuant to a consulting fee agreement (see Note 5).

Cash and Cash Equivalents

Cash and cash equivalents consist of short-term highly liquid investments with original maturities of less than three months at the time of purchase including the Company's investment in money market funds. The carrying value of cash equivalents approximates fair value.

Income Taxes

The Company files a federal income tax return and certain state and local tax returns.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Adoption of Recent Accounting Pronouncements

On January 1, 2008, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

All of the Company's investments are money markets and are considered level 1 securities by definition of SFAS No. 157, whose fair value is determined based on observable unadjusted quoted market prices.

In February 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* (SFAS No. 159), which provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS No. 159 is to reduce both the complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. The Company adopted this standard effective January 1, 2008, and did not elect the fair value option for any of its eligible assets or liabilities.

Pending Adoption of Recent Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS No. 109* (FIN 48). The interpretation prescribes a recognition and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides other guidance. FIN 48 was originally effective for periods beginning after December 15, 2006. However, on February 1, 2008, the FASB issued FSP FIN No. 48-2, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises*, which deferred the effective date for certain nonpublic enterprises to fiscal years beginning after December 15, 2007. In December 2008, the FASB issued FSP FIN No. 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic*

2. Significant Accounting Policies (continued)

Enterprises, which amended FIN 48 to defer the effective date for certain nonpublic enterprises to fiscal years beginning after December 15, 2008. The Company qualifies for the deferral and is, therefore, required to adopt FIN 48 beginning January 1, 2009. FIN 48 provides that the cumulative effect of adoption of the interpretation shall be reported as an adjustment to the opening balance of retained earnings. The Company has not yet determined the impact, if any, of the adoption of FIN 48 on the Company's financial position.

In December 2007, the FASB issued SFAS No 141(R), *Business Combinations* (SFAS No. 141R). SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree and recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase. SFAS No. 141R also sets forth the disclosures required to be made in the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Accordingly, SFAS No. 141R will be applied by the Company to business combinations occurring on or after January 1, 2009.

In December 2007, the FASB also issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51* (SFAS No. 160). SFAS No. 160 establishes accounting and reporting standards that require that the ownership interests in subsidiaries held by parties other then the parent be clearly identified, labeled, and presented in the consolidated balance sheet within equity, but separate from the parent's equity; the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; and changes in a parent's ownership interests while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. SFAS No. 160 also requires that any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value when a subsidiary is deconsolidated. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited; SFAS No. 160 must be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirements. The Company does not anticipate that the initial application of SFAS No. 160 will have a significant impact on the Company.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities* (SFAS No. 161). This Statement amends SFAS No. 133 *Accounting for Derivative Instruments and Hedging Activities* (SFAS No. 133). SFAS No. 161 changes the

2. Significant Accounting Policies (continued)

disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS No. 161 applies to all entities that have derivatives within the scope of SFAS No. 133. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. SFAS No. 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company plans to adopt this guidance effective January 1, 2009.

In April 2008, the FASB issued FASB Staff Position 142-3, *Determination of the Useful Life of Intangible Assets* (FSP 142-3). FSP 142-3 amends the factors to be considered in developing renewal and extension assumptions used to determine the useful life of a recognized intangible asset accounted for under SFAS No. 142, *Goodwill and Other Intangible Assets*. FSP 142-3 is effective for the Company's fiscal year 2009 and must be applied prospectively to intangible assets acquired after January 1, 2009. Early adoption is not permitted. The Company does not expect the adoption of FSP 142-3 will have a material impact on its consolidated financial statements.

3. Income Taxes

The Company files a federal and Illinois state tax return.

Income taxes expense consists of the following for the year ended December 31, 2008:

Income tax expense:	
Current federal	$ 5,496
Current state	2,276
Total tax expense	$ 7,772

A reconciliation of the income tax expense based on the U.S. statutory corporate tax rate to the provision reported for the year ended December 31, 2008, is as follows:

Statutory tax rate	15.0%
State income taxes, net of federal benefit	6.2
Effective tax rate	21.2%

3. Income Taxes (continued)

The Company does not have deferred tax assets and liabilities at December 31, 2008. The Company did not pay or have refunded income taxes for the year ended December 31, 2008.

4. Net Capital Requirements

The Company, registered as a fully disclosed "limited" broker-dealer selling securities in private placements with the SEC, is subject to a minimum net capital requirement pursuant to SEC Rule 15c3-1(a)(2)(vi) and SEC Rule 15c3-1(a)(1)(i) (the Rule) of the Securities and Exchange Act of 1934. The Company is required to maintain net capital equal to the greater of 6 2/3% of aggregate indebtedness or $5,000, as these terms are defined. At December 31, 2008, the Company had net capital of $46,875, which was $41,875 in excess of its required net capital of $5,000. At December 31, 2008, its percentage of aggregate indebtedness to net capital was 51%.

The Rule effectively restricts advances to affiliates or capital withdrawals.

5. Related-Party Transactions

The Company's owners are all full-time employees of TWG. TWG employees provide various management and administrative functions for the Company. At least monthly, TWG estimates the fair market value of the time and expenses incurred related to management and administrative functions by TWG and allocates those expenses to the Company. During 2008 the Company was allocated $17,640 of such expenses. During 2008, the Company was not reimbursed for various licenses and administrative costs from TWG. As noted in Note 2, the Company receives consulting fees from TWG on a monthly basis based on a contractually agreed-upon amount. During 2008, the Company received $130,000 in consulting fees under this agreement.

Under the terms of a license fee agreement, the Company pays TWG a monthly payment of $3,240 to cover expenses related to rent for the operations. Under the terms of this license fee agreement, TWG waives the rent payment for certain months during the term of the agreement. The Company records rent expense pro rata over the term of the agreement and recognizes either prepaid or deferred rent based on the actual payments made.

6. Commitments and Contingencies

The Company leases office space under an operating lease agreement that expires on June 30, 2010. At December 31, 2008, minimum annual rental commitments payable to TWG are as a follows:

2009	$ 35,640
2010	19,440
Total	$ 55,080

7. Fidelity Bond

The Company maintains a $25,000 fidelity bond with Seabury & Smith, Inc.

TWG Securities, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2008

Computation of net capital:		
Stockholders' equity and total capital	$	49,001
Less nonallowable assets:		
Prepaid fee		688
Less haircuts on securities:		
Money market fund		1,438
Net capital		46,875
Net capital requirement		
(greater of 6 2/3% of aggregate indebtedness or $5,000)		5,000
Excess net capital	$	41,875
Aggregate indebtedness:		
Audit fees	$	20,000
Federal tax payable		1,906
Deferred rent		1,816
Total aggregate indebtedness	$	23,722
Percentage of aggregate indebtedness to net capital		51%

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2008, Part IIA FOCUS filing amended on February 25, 2009.

TWG Securities, Inc.

Statement Regarding Rule 15c3-3

December 31, 2008

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (K)(1) limited business (mutual funds and/or variable annuities only) exemption.

Supplemental Information

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
TWG Securities, Inc.

In planning and performing our audit of the financial statements of TWG Securities, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chicago, Illinois
February 25, 2009

0901-1019734

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young
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FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

TWG Securities, Inc.
Year Ended December 31, 2008
With Report of Independent Registered Public
Accounting Firm